Exhibit 99.1

European Investment Bank and voxeljet AG  Further Expand Their Partnership to Bring 3D Printing Into Series Production: Next €5 Million under Venture Debt Contract Expected to Be Disbursed in June 2020

Friedberg, Germany, June 1, 2020— voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced that the Company has expanded its partnership with the European Investment Bank to bring 3D printing into series production.

News Highlights

-      European Investment Bank (EIB) and voxeljet AG further expand their partnership to bring, among other things, 3D printing into series production

-      Next €5 million under the venture debt deal signed with the EIB in 2017 now expected to be disbursed in June 2020 with a bullet repayment after five years

-      Without the commitment of the EIB, the development of VJET X would not have been possible in this form: VJET X is arguably one of the most potent 3D printers currently available and is made for high volume production. A leading German car maker is the first customer and plans to use the systems to mass-produce new conformal cooling components to increase the efficiency of its vehicles

-      voxeljet AG is currently developing a large, high-speed polymer sintering 3D printer for the series production of all kind of plastic polymer parts

-      The finance covenants in the Finance Contract with the EIB were amended to replace the Total Net Financial Debt to EBITDA ratio with a Minimum cash/cash equivalents requirement

At the end of 2017, the European Investment Bank (EIB) and voxeljet signed a venture-debt deal of up-to €25 million. The loan is part of a joint initiative launched by the European Investment Bank Group in cooperation with the European Commission.  The EIB is the Bank of the European Union, and is owned by the 27 Member States. The financing is supported by the European Fund for Strategic Investments (EFSI), the financial pillar of the EU’s Investment Plan for Europe.

The first tranche of €10 million was disbursed at the end of 2017. Now, EIB and voxeljet have agreed to adjust the milestones and conditions for a disbursement of the second tranche total of €8 million as well as to amend the financial covenants to replace the Total Net Financial Debt to EBITDA ratio with a Minimum cash/cash equivalents requirement.  €5 million under the second tranche are now expected to be disbursed in June 2020. The amount is to be repaid after five years as a bullet repayment.  For further information, please review the forms of the amendments to the finance documents filed with the Company’s filings with the Security and Exchange Commission (SEC).

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, disbursement of funds under the EIB venture-debt deal, our results of operations, financial condition, business outlook, the potential application of new technology and new materials and their impact on future business, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

CONTACT:

Investors and Media

Johannes Pesch

Director, Investor Relations and Business Development

johannes.pesch@voxeljet.de

Office: +49 821 7483172

Mobile: +49 176 45398316